July 30, 2025

Chris Roberts
Chief Financial Officer
Quantum Computing Inc.
5 Marine View Plaza, Suite 214
Hoboken, NJ 07030

       Re: Quantum Computing Inc.
           Registration Statement on Form S-1
           Filed July 29, 2025
           File No. 333-289014
Dear Chris Roberts:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Uwem Bassey at 202-551-3433 or Larry Spirgel at 202-551-3815 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Lawrence Metelitsa